Exhibit 99.72

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS

("NI 44-101")

November 27, 2020

TO:	British Columbia Securities Commission, as notice regulator

Bitfarms Ltd. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

BITFARMS LTD.

By:	(signed) “Nicolas Bonta”
Nicolas Bonta Chairman